UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number: 001-33153

ENDEAVOUR SILVER CORP.
(Translation of registrant's name into English)

#1130-609 Granville Street
Vancouver, British Columbia, Canada, V7Y 1G5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☐ Form 20-F   ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

INCORPORATED BY REFERENCE

Exhibits 99.1 to 99.9 to this Form 6-K of Endeavour Silver Corp. (the “Company”) are hereby incorporated by reference as exhibits to the Registration Statement on Form F-10 (File No. 333-237625) of the Company, as amended or supplemented.

SUBMITTED HEREWITH

Exhibits

99.1	Material Change Report dated August 6, 2020
99.2	Consent of David Burga
99.3	Consent of Eugene Puritch
99.4	Consent of Eugenio Iasillo
99.5	Consent of Humberto Preciado
99.6	Consent of Michael Levy
99.7	Consent of Michael Petrina
99.8	Consent of Robin Kalanchey
99.9	Consent of Yungang Wu

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Endeavour Silver Corp.
(Registrant)

Date: August 12, 2020	By:	/s/ Bradford Cooke
	Name:	Bradford Cooke
	Title:	CEO